

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2023

Steven R. Fife
President and Chief Executive Officer
LifeVantage Corporation
3300 Triumph Blvd., Suite 700
Lehi, UT 84043

      Re: LifeVantage Corporation
          Registration Statement on Form S-3
          Filed March 31, 2023
          File No. 333-271061

Dear Steven R. Fife:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Joshua Gorsky at 202-551-7836 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences

cc: Kirt W Shuldberg, Esq.